Exhibit 99.1

JOINT PRESS RELEASE
New Gold Inc. and Western Goldfields Inc. Announce Business Combination
Building a Leading Intermediate Gold Producer

(All figures are in US dollars unless otherwise stated)

March 4, 2009 – VANCOUVER, BC – New Gold Inc. ("New Gold") (TSX and NYSE Alternext – NGD) and Western Goldfields Inc. ("Western Goldfields") (TSX - WGI and NYSE Alternext – WGW) today announce that they have entered into a definitive agreement pursuant to which New Gold will acquire by way of a plan of arrangement all of the outstanding common shares of Western Goldfields in exchange for one New Gold common share and CDN$0.0001 in cash for each common share of Western Goldfields (the "Transaction"). Upon completion of the Transaction, existing New Gold and Western Goldfields shareholders will own approximately 58% and 42% of the combined company, respectively.

Based on the closing price of New Gold's common shares on the TSX of CDN$2.30 on March 3, 2009, this offer represents a premium of 19.2% to the closing price of Western Goldfields shares on the TSX on March 3, 2009 and 20.1% to the 20-day volume weighted average trading price of both companies' shares on the TSX.

Highlights of the Transaction:

  Diversified gold production base from three gold mines in mining-friendly jurisdictions with forecasted gold production of approximately 335,000 ounces in 2009, expected to grow to over 400,000 ounces in 2012

  Strong cash flow to fully fund the development at the New Afton gold-copper project in British Columbia

  Delivers on industry consolidation in a rising gold price environment

  Combines experienced management teams and boards of directors

  Enhances market presence

  Increases mineable reserves totaling 7.6 million gold ounces within a measured and indicated resource of 12.2 million gold ounces

Management and Directors

Upon completion of the Transaction, the executive management will consist of Randall Oliphant, Executive Chairman; Robert Gallagher, President and Chief Executive Officer; Brian Penny, Executive Vice President and Chief Financial Officer; and James Currie, Executive Vice President and Chief Operating Officer. The board of directors will be a combination of six current directors of New Gold and four current directors of Western Goldfields, the exact composition of which will be determined prior to the meetings of the shareholders of both companies to approve the Transaction.

Robert Gallagher, President and Chief Executive Officer of New Gold says, "We are delighted with the announcement of the business combination with Western Goldfields. This is in line with our growth strategy and vision of becoming a million ounce gold producer by 2012. This represents significant value for New Gold and Western Goldfields shareholders with greater leverage to gold in a larger intermediate gold mining company, diversified production in mining–friendly jurisdictions, and strengthened financial position."

Randall Oliphant, Chairman of Western Goldfields adds, "The combination of these two companies presents a great opportunity for both Western Goldfields and New Gold shareholders. It provides both groups with exposure to a very exciting development project in New Afton and cash flow sufficient to fund its development. For Western Goldfields shareholders this also represents a great first transaction aimed at enhancing shareholder value by diversifying our asset base."

Benefits of the Transaction for New Gold Shareholders

  Adds a high quality producing gold asset in a mining-friendly jurisdiction

  Delivers sufficient cash flow to bring New Afton into production

  Continues New Gold's strategy of leading sector consolidation

  Increases New Gold's leverage to the current gold price environment

  Enhances management strength

  Improves market presence

Benefits of the Transaction for Western Goldfields Shareholders

  Diversifies Western Goldfields from a single mine company to a multi-mine producer in mining-friendly jurisdictions

  Delivers on Western Goldfields' strategy of growth through consolidation

  Provides shareholders with a significant stake in the combined company

  Improves market presence

  Combines highly experienced management teams and boards of directors

Pro Forma Selected Financial Information

The combined company will have a pro forma balance sheet at December 31, 2008 with cash of $171 million, long term investments in Asset Backed Commercial Paper of $77 million and debt of $275 million, consisting of $7 million of short term borrowings, $154 million face value of Senior Secured Notes, $45 million face value of Convertible Debentures and $69 million of project financing. All pro forma figures are based on the unaudited December 31, 2008 balance sheets of Western Goldfields and New Gold, adjusted for New Gold's repurchase of CDN$50.0 million face value of Senior Secured Notes for CDN$30.0 million on January 9, 2009.

Transaction Details

The Transaction is subject to regulatory approvals, court approval and obtaining a minimum two-thirds approval of those shares voted at a special meeting of the shareholders of Western Goldfields and majority approval at a special meeting of the shareholders of New Gold. Under the terms of the Transaction, shareholders of Western Goldfields will receive one common share of New Gold and CDN$0.0001 for each common share of Western Goldfields held (the "Exchange Ratio").

Upon completion of the transaction, New Gold will have approximately 348 million shares outstanding (436 million fully-diluted) and the fully-diluted in-the-money ownership split is expected to be approximately 58% New Gold shareholders and 42% Western Goldfields shareholders.

The Transaction has been structured as a plan of arrangement under the Business Corporations Act (Ontario).

Timing

The parties expect to complete and mail the joint information circular in April 2009 and plan to hold the special meetings in May 2009. The Transaction is expected to close at the end of May 2009.

Financial Advisors and Counsel

New Gold's financial advisor is Macquarie Capital Markets Canada Ltd. and its counsel is Lawson Lundell LLP. Western Goldfields' financial advisor is BMO Capital Markets and its counsel is Cassels Brock & Blackwell LLP.

Board of Directors' Recommendations

The board of directors of both companies have received fairness opinions with respect to the Transaction consideration and are recommending approval of the Transaction by their respective shareholders. The respective boards of directors have unanimously supported the Transaction. The directors and officers of Western Goldfields' holding an aggregate of 6.2% of the outstanding Western Goldfields common shares and directors, officers and a shareholder holding an aggregate of 10.7% of the outstanding New Gold common shares have agreed to support the transaction by entering into agreements to vote in favour of the Transaction.

The definitive business combination agreement entered into in connection with the Transaction includes a commitment by each of New Gold and Western Goldfields not to solicit alternative transactions to the proposed Transaction. In certain circumstances, if a party terminates the definitive agreement to enter into an agreement to effect an acquisition proposal that is different from the Transaction, then such party is obligated to pay to the other party as a termination payment an aggregate amount equal to CDN$8.8 million if New Gold is the terminating party and CDN$8.8 million if Western Goldfields is the terminating party. Each party has also been provided with certain other rights, representations and warranties and covenants customary for a transaction of this nature, and each party has the right to match competing offers made to the other party.

Overview of Assets

Mesquite Mine – California

Mesquite is a gold mining operation in Imperial County, California, which commenced production in 2008. In 2009, the operation is forecasting production of between 140,000 and 150,000 ounces of gold at an estimated total cash cost between $530 and $540 per ounce. Capital expenditures in 2009 are expected to be approximately $1.5 million.

Cerro San Pedro Mine – Mexico

Cerro San Pedro is a gold-silver, heap leach project located near San Luis Potosi in central Mexico. In 2009, the operation is forecasting production of between 90,000 and 100,000 ounces of gold and between 1.1 million and 1.3 million ounces of silver at an estimated total cash cost of between $550 and $570 per ounce of gold net of by-product sales. Capital expenditures in 2009 are expected to be approximately $2.8 million.

Peak Mines – Australia

Peak Mines is a gold mining operation located in the Cobar Gold Field of Central West New South Wales, Australia. In 2009, the operation is forecasting production of between 90,000 and 100,000 ounces of gold and between 13 million and 15 million pounds of copper. Total cash cost is expected to be in the range of $370 to $390 per ounce of gold net of by-product sales from production associated with the Chesney and Perseverance ore bodies. Capital expenditures in 2009 are expected to be approximately $24.5 million.

New Afton Development Project - Canada

New Afton is a gold-copper development project located in Kamloops, British Columbia, Canada. Full production is currently expected to commence in the second half of 2012. New Afton will be an underground mine, which will produce an annual estimated average of 75 million pounds of copper, 80,000 ounces of gold and 214,000 ounces of silver. In 2009, expenditures at New Afton are expected to be approximately $59.2 million.

El Morro Development Project - Chile

El Morro is a copper-gold development stage project located in northern Chile. New Gold owns a 30% interest in the project with our joint venture partner and project operator, Xstrata Copper which owns the remaining 70%. El Morro entered the permitting stage with the submission of the Environmental Impact Study in the fourth quarter of 2008. It is anticipated that the permit will be obtained within 12 to 18 months of its submittal.

Assumptions used in the 2009 forecasted cash cost for the Peak and Cerro San Pedro mines include copper and silver prices of $2.00 per pound and $10.00 per ounce, respectively, and Australian dollar and Mexican peso exchange rates of $0.70 and $12.00 to the U.S. dollar, respectively.

Conference Call-in Details

A joint conference call of management of New Gold and Western Goldfields will be held on Wednesday, March 4 at 10:00am ET to discuss the Transaction. Anyone may join the call by dialing toll free 1-888-789-9572 or +1-416-695-7806 to access the call from outside Canada or the U.S. Passcode #5670261. You can listen to a recorded playback of the call after the event until April 16, 2009 by dialing 1-800-408-3053 or +1-416-695-5800 for calls outside Canada and the U.S. Passcode #3282038.

New Gold is an intermediate gold mining company with operating assets in Mexico and Australia and two development projects in Canada and Chile. For further information on New Gold, please visit our website at www.newgold.com. The New Gold and Western Goldfields business combination presentation is available on the homepage of both companies' websites.

Western Goldfields is a gold production and exploration company with a focus on precious metal mining opportunities in North America. The Mesquite Mine, currently Western Goldfields' sole asset, was brought into production in January 2008. For further information on Western Goldfields, please visit our website at www.westerngoldfields.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release, including any information relating to the proposed transaction and New Gold or Western Goldfields future financial or operating performance may be deemed "forward looking". All statements in this press release, other than statements of historical fact, that address events or developments that New Gold or Western Goldfields expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold or Western Goldfields' ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold or Western Goldfields' actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Assumptions upon which such forward looking statements are based on include that New Gold and Western Goldfields will be able to satisfy the conditions in the Business Combination Agreement, that the due diligence investigations of each party will not identify any materially adverse facts or circumstances, that the required approvals will be obtained from the shareholders of each of New Gold and Western Goldfields, that all third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transaction will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of New Gold and Western Goldfields and there is no assurance they will prove to be correct. Such factors include, without limitation: capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold and Western Goldfields currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold and Western Goldfields does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as "Risks and Uncertainties" included in the Annual Information Form/10-KSB and MD&A for each of New Gold and Western Goldfields available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold and Western Goldfields expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this press release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this press release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

(1) CASH COST
"Total cash cost" figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company's ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure and does not have any standardized meaning prescribed by GAAP. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP. The calculation of "Cash Cost" is consistent with Western Goldfields' prior disclosures of "Cost of Sales"; Western Goldfields does not have by-product credits.

For further information please contact:
For New Gold	For Western Goldfields
Mélanie Hennessey	Hannes Portmann
Vice President Investor Relations	Director, Corporate Development and Investor
Direct: +1 (604) 639-0022	Relations
Toll-free: +1 (888) 315-9715	Direct: +1 (416)-324-6014
Email: info@newgold.com	Email: hportmann@westerngoldfields.com